UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments
Thereto Filed Pursuant to Rule 13d-2(a)

YONGYE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

98607B106

(CUSIP Number)

Zhong Xingmei Full Alliance International Limited Room 1701, Wing Tuck Commercial Centre, 183 Wing Lok Street Sheung Wan, Hong Kong +(852) 2572 3986	Wu Zishen c/o Yongye International, Inc. Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District Beijing, People’s Republic of China +(86) 10 8232 8866

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Full Alliance International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,657,704
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,657,704
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%[2]
14.	TYPE OF REPORTING PERSON CO

1 Excludes 555,000 shares of Company Common Stock beneficially owned by Mr. Wu, 2,030,000 shares of Company Common Stock beneficially owned by Prosper Sino Development Limited, and 8,814,632 shares of Company Common Stock beneficially owned by MSPEA.

2 Percentage calculated based on 57,371,805 shares of Common Stock outstanding on a fully-diluted basis as of August 7, 2013, as set forth in the Issuer’s Form 10-Q dated August 9, 2013.

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Zhong Xingmei
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,657,704
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,657,704

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%[2]
14.	TYPE OF REPORTING PERSON IN

1 Excludes 555,000 shares of Company Common Stock beneficially owned by Mr. Wu, 2,030,000 shares of Company Common Stock beneficially owned by Prosper Sino Development Limited, and 8,814,632 shares of Company Common Stock beneficially owned by MSPEA.

2 Percentage calculated based on 57,371,805 shares of Common Stock outstanding on a fully-diluted basis as of August 7, 2013, as set forth in the Issuer’s Form 10-Q dated August 9, 2013.

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Wu Zishen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 555,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 555,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%[2]
14.	TYPE OF REPORTING PERSON IN

1 Excludes 7,657,704 shares of Company Common Stock beneficially owned by Full Alliance and Ms. Zhong, 2,030,000 shares of Company Common Stock beneficially owned by Prosper Sino Development Limited, and 8,814,632 shares of Company Common Stock beneficially owned by MSPEA.

2 Percentage calculated based on 57,371,805 shares of Common Stock outstanding on a fully-diluted basis as of August 7, 2013, as set forth in the Issuer’s Form 10-Q dated August 9, 2013.

This amendment No. 3 (“Amendment No. 3”) relates to the common stock, par value $0.001 per share (the “Company Common Stock”), of Yongye International, Inc., a Nevada corporation (the “Company” or the “Issuer”).  This Amendment No. 3 is being filed jointly by Full Alliance International Limited (“Full Alliance”), Zhong Xingmei (“Ms. Zhong”), and Wu Zishen (“Mr. Wu,” together with Full Alliance and Ms. Zhong, the “Reporting Persons”) to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2012 (as amended by amendment No. 1 to the Schedule 13D filed on December 28, 2012 and amendment No. 2 to the Schedule 13D filed on May 16, 2013, the “Schedule 13D”). Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons anticipate that approximately US$276 million will be expended in completing the Merger (as defined below). This amount includes the aggregate per share merger consideration to be received by stockholders of the Issuer (other than the Rollover Holders (as defined below)) owning an aggregate of 66.9% outstanding shares of Company Common Stock (the “Publicly Held Shares”).

On September 23, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Full Alliance, Yongye International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and Yongye International Merger Sub Limited, a Nevada corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than certain excluded shares of Company Common Stock including, without limitation, the Rollover Shares (as defined below)) will be cancelled and cease to exist in exchange for the right to receive US$6.69 in cash without interest and net of any applicable withholding taxes. The Rollover Shares will be exchanged for ordinary and preferred shares and options to purchase ordinary shares of Full Alliance, which owns 100% of the equity interests of Parent. Consummation of the Merger is subject to the satisfaction or waiver of various customary conditions set forth in the Merger Agreement including obtaining the requisite approval of the Issuer’s stockholders.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to (i) a facility contract, dated as of September 23, 2013 (the “Facility Contract”), by and between Parent and China Development Bank Corporation (“CDB”), (ii) an equity commitment letter, dated as of September 23, 2013 (the “CEO Equity Commitment Letter”), by and between Mr. Wu and Parent, (iii) an equity commitment letter, dated as of September 23, 2013 (the “Sponsor Equity Commitment Letter”), by and among Lead Rich International Limited (“Lead Rich”), Full Alliance and Parent, (iv) a note purchase agreement, dated as of September 23, 2013 (the “Note Purchase Agreement”), by and among Lead Rich, Full Alliance and Mr. Wu (solely with respect to Sections 9.3, 9.12 and 11.13), and (v) an escrow agreement, dated as of September 23, 2013 (the “Escrow Agreement”), by and among MSPEA, Lead Rich and The Hongkong and Shanghai Banking Corporation Limited (the “Escrow Agent”). Pursuant to the terms and subject to the conditions of the Facility Contract, CDB will provide a secured term loan of US$214 million to Parent. The US$99 million loan previously extended by CDB to Parent will be repaid to CDB prior to the draw down under the Facility Contract with the proceeds of the loan itself, which was never withdrawn by Parent from CDB. Pursuant to the terms and subject to the conditions of the CEO Equity Commitment Letter, Mr. Wu will provide equity financing of US$12 million to Parent. The source of funds for such equity financing will come from Mr. Wu's personal funds. Pursuant to the terms and subject to the conditions of the Sponsor Equity Commitment Letter, Lead Rich will provide equity financing of US$15 million to Full Alliance (“Lead Rich Equity Financing”), which will be contributed by Full Alliance to Parent. Pursuant to the terms and subject to the conditions of the Note Purchase Agreement, Lead Rich will purchase from Full Alliance payment-in-kind secured notes for an aggregate consideration of US$35 million (the “Note Proceeds”). The source of funds for such equity financing will come from the personal funds of the investor of Lead Rich. Pursuant to the terms and subject to the conditions of the Escrow Agreement, Lead Rich deposited the aggregate amount of the Lead Rich Equity Financing and the Note Proceeds, being US$50 million in total, with the Escrow Agent on September 23, 2013. Subject to the satisfaction of the conditions set forth in the Sponsor Equity Commitment Letter and the Interim Investors Agreement (as defined below), MSPEA and Lead Rich will instruct the Escrow Agent to release the Lead Rich Equity Financing to the paying agent at the closing of the Merger. Subject to the satisfaction of the conditions set forth in the Note Purchase Agreement, MSPEA and Lead Rich will instruct the Escrow Agent to release the Note Proceeds to the paying agent at the closing of the Merger. In connection with the execution of the Merger Agreement, Mr. Wu and MSPEA executed and delivered to the Issuer a limited guarantee, dated as of September 23, 2013, pursuant to which Mr. Wu and MSPEA guaranteed certain payment obligations of Full Alliance, Parent and Merger Sub under the Merger Agreement (the "Limited Guarantee"). The information disclosed in this paragraph is qualified in its entirety by reference to the Facility Contract, the CEO Equity Commitment Letter, the Sponsor Equity Commitment Letter, the Note Purchase Agreement, the Escrow Agreement and the Limited Guarantee, copies of which have been filed as Exhibit 7.03, Exhibit 7.04, Exhibit 7.05, Exhibit 7.06, Exhibit 7.12 and Exhibit 7.07 respectively, and are incorporated herein by reference in their entirety.

In connection with the Merger, Mr. Wu, Prosper Sino Development Limited, which holds 2,030,000 Common Shares for the benefit of certain family members of members of the Company’s management, MSPEA, Full Alliance (the "Rollover Holders") and Parent entered into a Contribution Agreement, dated September 23, 2013 (the “Contribution Agreement”), pursuant to which the Rollover Holders agreed, subject to certain conditions, to contribute to Parent an aggregate of 12,370,747 shares of Company Common Stock (“Common Shares”) and 6,505,113 shares of Series A Convertible Preferred Stock (“Preferred Shares”) (collectively, the “Rollover Shares”) in connection with the closing of the Merger, and Full Alliance will issue 555,000 ordinary shares, 8,633,156 preferred shares, and options to purchase 2,030,000 ordinary shares, in each case, of Full Alliance, to the Rollover Holders.

Immediately prior to the contribution of Rollover Shares to Parent by the Rollover Holders, Full Alliance shall contribute Company Common Stock it owns to Parent as capital contribution. This summary of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement, which is attached hereto as Exhibit 7.08 and incorporated by reference in its entirety into this Item 3.

ITEM 4.	PURPOSE OF THE TRANSACTION

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, shares of Company Common Stock will no longer be traded on the NASDAQ and will cease to be registered under Section 12 of the Exchange Act, and the Issuer will be privately held by Parent. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

In connection with the Merger, the Rollover Holders, Parent and the Issuer entered into a Voting Agreement, dated September 23, 2013 (the “Voting Agreement”). Pursuant to the Voting Agreement, each Rollover Holder agreed to, among other things, vote or cause to be voted its shares of the Company Common Stock of the Issuer and shares of the Series A Preferred Stock of the Issuer (the “Preferred Shares”), as applicable, in favor of the approval of the transactions contemplated in the Merger Agreement and against, among other matters, any competing acquisition proposal, at any meeting of the Issuer’s stockholders. Also pursuant to the Voting Agreement, each Rollover Holder appointed Parent, and any designee of Parent, as its proxy and attorney-in-fact, with full power of substitution, to vote or cause to be voted (including by proxy or written resolution, if applicable) its Common Shares or Preferred Shares, as applicable, pursuant to the second sentence of this paragraph. Each Rollover Holder further agreed, during the term of the Voting Agreement, not to sell, transfer, pledge, or otherwise dispose of any Common Shares or Preferred Shares it holds, except in accordance with the Merger Agreement. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 7.09 and incorporated by reference in its entirety into this Item 4.

In connection with the Merger, Mr. Wu, Ms. Xingmei Zhong, Full Alliance, MSPEA and Lead Rich (collectively, the "Investors") entered into an interim investors agreement (the "Interim Investors Agreement"), a copy of which is attached hereto as Exhibit 7.10. Pursuant to the Interim Investors Agreement, absent the written consent of every other Investor and subject to Mr. Wu’s fiduciary duties to the Issuer: (i) Full Alliance shall not, and shall cause each of Parent and Merger Sub not to, and each of Mr. Wu and Ms. Zhong shall cause Full Alliance not to, present to the Issuer or any subsidiary of the Issuer any written request that the Issuer or such subsidiary of the Issuer take or omit to take any action, which action or omission (a “Prohibited Action or Omission”) shall or shall reasonably be expected to (x) cause the Issuer to be in breach of any representation, warranty, covenant or agreement under the Merger Agreement or (y) constitute, either alone or in combination with any other circumstance, a material adverse effect; and (ii) no Investor shall consent to any Prohibited Action or Omission in writing. The Interim Investors Agreement also provides that subject to certain exceptions, all actions of Full Alliance, Parent and Merger Sub relating to the Merger Agreement shall require the approval of each of the Investors. This summary of the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, which is incorporated by reference in its entirety into this Item 4.

Abax Global Capital (Hong Kong) Limited (“Abax HK”) and its affiliates are not participating in the transactions contemplated by the Merger Agreement. Accordingly, the Consortium Agreement previously entered into among Abax HK, Mr. Wu, Full Alliance and MSPEA was terminated on September 23, 2013. A copy of the Consortium Termination Agreement has been filed as Exhibit 7.11 and is incorporated by reference in its entirety into this Item 4.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions in Item 3 and Item 4 herein of the Merger Agreement, the Facility Contract, the CEO Equity Commitment Letter, the Sponsor Equity Commitment Letter, the Note Purchase Agreement, the Limited Guarantee, the Contribution Agreement, the Voting Agreement, the Interim Investors Agreement, the Consortium Termination Agreement and the Escrow Agreement are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of October 15, 2012 (incorporated by reference to Exhibit 7.01 of the Schedule 13D filed by the Reporting Persons on October 16, 2012).

Exhibit 7.02:	Agreement and Plan of Merger by and among Full Alliance, Parent, Merger Sub and the Issuer, dated September 23, 2013.

Exhibit 7.03:	Facility Contract by and between CDB and Parent, dated September 23, 2013.

Exhibit 7.04	Equity Commitment Letter by and between Mr. Wu and Parent, dated September 23, 2013.

Exhibit 7.05	Equity Commitment Letter by and among Lead Rich, Full Alliance and Parent, dated September 23, 2013.

Exhibit 7.06	Note Purchase Agreement by and among Lead Rich, Mr. Wu and Full Alliance, dated September 23, 2013.

Exhibit 7.07	Limited Guarantee by and among Mr. Wu, MSPEA and the Issuer, dated September 23, 2013.

Exhibit 7.08	Contribution Agreement by and among the Rollover Holders and Parent, dated September 23, 2013.

Exhibit 7.09	Voting Agreement by and among the Rollover Holders and Parent, dated September 23, 2013.

Exhibit 7.10	Interim Investors Agreement by and among Mr. Wu, Ms. Xingmei Zhong, Full Alliance, MSPEA and Lead Rich, dated September 23, 2013.

Exhibit 7.11	Consortium Termination Agreement by and among Mr. Wu, MSPEA, Full Alliance and Abax Global Capital (Hong Kong) Limited, dated September 23, 2013.

Exhibit 7.12	Escrow Agreement by and among MSPEA, Lead Rich and the Escrow Agent, dated September 23, 2013.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2013

ZHONG XINGMEI

/s/ Zhong Xingmei
Name: Zhong Xingmei

FULL ALLIANCE INTERNATIONAL LIMITED

By:	/s/ Zhong Xingmei
Name: Zhong Xingmei
Title: Director

WU ZISHEN

/s/ Wu Zishen
Name: Wu Zishen

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